EXHIBIT 12

COCA-COLA ENTERPRISES, INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Third Quarter		First Nine Months
	2010	2009	2010	2009
Computation of Earnings:
Income (loss) before income taxes	$224	$251	$622	$602
Add:
Interest expense	19	21	50	68
Interest portion of rent expense	6	6	19	19

Earnings as adjusted	$249	$278	$691	$689

Computation of Fixed Charges:
Interest expense	$19	$21	$50	$68
Capitalized interest	0	0	0	0
Interest portion of rent expense	6	6	19	19

Fixed charges	$25	$27	$69	$87

Ratio of Earnings to Fixed Charges (A)	9.82	10.25	10.00	7.91

(A)	Ratios were calculated prior to rounding to millions.